Exhibit 99.1

ROGERS PROVIDES UPDATE ON ITS ACQUISITION OF BELL’S 37.5% STAKE IN MLSE

TORONTO, ON (December 13, 2024) — Rogers Communications (TSX: RCI.A and RCI.B) (NYSE: RCI) today announced it has received clearance from the Competition Bureau to proceed with the acquisition of Bell’s 37.5% stake in Maple Leaf Sports & Entertainment.

Rogers and Bell received a “no-action letter” on December 12, 2024, from the Bureau, indicating that the Commissioner of Competition does not intend to challenge Rogers acquisition of Bell’s interest in MLSE.

The deal is subject to league approvals and approval from the CRTC.

“This reflects an important step in securing approvals and expanding our ownership of MLSE, one of the most prestigious sports and entertainment organizations in the world,” said Tony Staffieri, President and CEO, Rogers. “As Canada’s leading communications and entertainment company, live sports and entertainment are a critical part of our core business strategy.”

In September, Rogers announced a deal to acquire Bell’s stake in MLSE for C$4.7 billion to become majority owner of MLSE.

About Rogers Communications Inc

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792